Mail Stop 6010


March 17, 2006

Mr. Peter J. Fischl
Chief Financial Officer
Infineon Technologies AG
St.-Martin-Strasse 53,
D-81669 Munich
Federal Republic of Germany

		RE: 	Infineon Technologies AG
      Form 20-F for the fiscal year ended September 30, 2005
			File No.  1-15000

Dear Mr. Fischl:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant